MINUTES OF SPECIAL MEETING OF

BOARD OF DIRECTORS

EURO DOT, Inc.

The meeting of the Board of Directors of the above-named Corporation was held on the:

Date:November 16, 2021

Time:10:00 am

Place:5830 East Second Street

Casper, WY 82609

By telecommunications.

The following Directors were present by teleconference, constituting a quorum:

David Stybr

David Zich

Karel Cvejn

Justin Mathews

Ales Kudrna

RESOLVED that the Corporation approved Amendment 2 of the Sambular Asset Purchase Agreement, dated the 16th of November 2021, which declares, in part:

“Seller [Karel Cvejn] hereby acknowledges that Buyer (Euro Dot, Inc.] has extended the termination clause as specified in paragraph 11 of the agreement from February 15, 2021, with $1 million due on that date, $1 million on or about March 31, 2022, and the balance of $4.1 million on or about July 31, 2022.

Copy of Amendment 2 of the Sambular Asset Purchase Agreement is made part of the record.

David Stybr further declared that the terms of the Assignment and Contingency Agreement of March 18, 2021, and amended on April 21, 2021, wherein Mr. Stybr transferred to the corporation his exclusive rights and privileges to acquire Sambular Logistic a.s. for $7 million. Under the Resolution as stated above, the Corporation’s obligation of the Amendment 2 of the Sambular Asset Purchase Agreement is for $6.1 million. The difference in value of $900,000 was paid by Mr. Stybr as part of the acquisition of 15 percent of the Sambular option from the Corporation.

RESOLVED that the Corporation approved the sale of 15 percent of the Sambular option to David Stybr for $950,000, of which $900,000 reduced the purchase price of the Amendment 2 of the Sambular Asset Purchase Agreement, dated the 16th of November 2021, to $6.1 million from $7 million, and $50,000 payable to the Corporation.

RESOLVED that the Corporation authorized the consolidation of the Sambular assets upon the exercising of the option and transfer such assets and related liabilities to a separate duly authorized corporation, of which 85 percent shall be owned by the Corporation and 15 percent shall be owned by David Stybr with right of assignment, in whole or in part. Any reasonable time after six (6) months from the formation of the separate duly authorized corporation, the Corporation shall cause a 10 percent distribution of its ownership to the existing shareholders of the Corporation, and to use its best efforts to cause such shares to be publicly distributed.

RESOLVED that the Corporation authorized the extension payment date pursuant to the Securities Purchase Agreement of March 19, 2021, to March 31, 2022. Under the terms of the Agreement of March 19, 2021, the Corporation sold 2,222,223 shares of common stock, $0.01 par value per share, for $400,000, of which $125,000 was paid, and $250,000 is fundable in the form of an Accounts Subscription Receivable to the Corporation on an as-needed-basis or paid in full by December 31, 2021. As of November 30, 2021, the Corporation received $39,750 in the form of cash and other services, reducing the outstanding balance to $210,500. Such balance of $210,500 is payable on an as-needed-basis or paid in full by March 31, 2022.

THERE ARE NO FURTHER business to come before the meeting, upon motion duly made, seconded, and unanimously adopted, the meeting was adjourned.

/ss/ David Stybr

________________________

David Stybr

President

/ss/ David Zich

________________________

David Zich

Assistant Secretary

/s/ Karel Cvejn

/s/Justin Mathews

/s/Ales Kudrna

Attached exhibit: Amendment 2 of the Sambular Asset Purchase Agreement, dated the 16th of November 2021.